Exhibit 99.1

DIVIDEND DISTRIBUTION PROPOSAL

Maranello (Italy), February 20, 2025 – Ferrari N.V. (NYSE/EXM: RACE) (the “Company”) announced today that its Board of Directors intends to recommend to the Company’s shareholders a dividend distribution to the holders of common shares of Euro 2.986 per common share, with an increase of approximately 22% compared to the prior year and corresponding to a total distribution of approximately Euro 534 million.

The distribution will be subject to its approval by the Annual General Meeting of Shareholders which is scheduled to be held on April 16, 2025.

If shareholders approve the proposed dividend distribution, the ex-date is expected to be April 22, 2025 on EXM and April 23, 2025 on NYSE, the record date April 23, 2025 on both EXM and NYSE and the payment date May 6, 20251.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

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1 The coupon number of the dividend is 10 (ten).

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977